UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

_______________

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Sapere Revelation Series Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

130 Matthews Station Street, Suite 2A
Matthews, NC 28102-6721

Telephone Number (including area code):

800-339-5244

Name and address of agent for service of process:

Paul F. Borrelli
c/o Sapere Revelation Funds Management, LLC
130 Matthews Station Street, Suite 2A
Matthews, NC 28102-6721

 Copies of all communications to:

Brenden P. Carroll, Esq.
Dechert LLP
1900 K Street N.W.
Washington, DC 20006

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES ☒   NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Matthews, in the State of North Carolina on the 11th day of October, 2018.

Sapere Revelation Series Trust

By:	/s/ Scott P. Trease
Scott P. Trease
Trustee

Attest:

/s/ Paul F. Borrelli
Paul F. Borrelli
Chief Compliance Officer, Sapere Revelation Funds Management, LLC